

24000802

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67068

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lynx Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Parson Brown Ct.
(No. and Street)

Moraga	**CA**	**94556**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore J. Deutz	**415-713-0053**	tjdeutz@lynxcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd.,	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

9/15/2005   2370
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Deutz , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lynx Capital, LLC , as of 12/31 , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED
FOR NOTARIZATION

Signature: _____

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

[X] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

FOREST AMICA CATTICH
Notary Public - California
Contra Costa County
Commission # 2462660
My Comm. Expires Sep 10, 2027

Subscribed and sworn to (or affirmed) before me

on this __7__ day of __February__, 20_24_,
　　　　　　　Date　　　　　　*Month*　　　　*Year*
by

(1) Theodore J. Deutz

(and (2) __N/a__),
　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Forest Cattich_
　　　　　　Signature of Notary Public

Seal
Place Notary Seal Above

━━━━━━━━━━━━━━━━━━━━━ OPTIONAL ━━━━━━━━━━━━━━━━━━━━━
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lynx Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lynx Capital, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on Lynx Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "(PCAOB)" and am required to be independent with respect to Lynx Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Lynx Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Lynx Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lynx Capital, LLC's auditor since 2017.
Tarzana, California
February 7, 2024

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	22,112
Commissions receivable		<u>27,317</u>
Total assets	$	<u>**49,429**</u>

Liabilities and Member's Equity

Liabilities

Commissions payable	22,500
Accrued expenses	<u>5,226</u>
Total liabilities	<u>27,726</u>
Member's Equity	<u>21,703</u>
Total liabilities and member's equity	<u>$49,429</u>

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues

Fees earned	$	411,035
Reimbursed expenses		20,273
Total Revenues		431,308

Operating Expenses

Commission expense	317,960
Bad debt	79,277
Dues and subscriptions	228
Email service	2,927
Insurance	2,662
Professional fees	24,908
Travel	38,332
Regulatory fees	7,042
Rent	7,800
Telephone,fax,& internet	3,900
Office expense	817
Total Expenses	$ 485,853
Net loss before taxes	($54,545)
Provision for taxes	1,700
Net loss	($ 56,245)

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Changes in Member's Equity
For the year Ended December 31, 2023

Balance, December 31, 2022	$ 88,948
Net loss	(56,245)
Capital distributions	(11,000)
Balance, December 31, 2023	$ 21,703

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flow
For the Year Ended December 31, 2023

Operating Activities

Net loss	$ (56,245)
Bad debt	79,277
Adjustments to reconcile net income to net cash provided in operating activities:	
Accounts receivable	(24,029)
Prepaid expenses	1,774
Accounts payable	22,500
Accrued Expense	226
Expense reports payable	2,318

Net cash used in Operating Activities	$	25,820

Financing Activities

Owners Capital distributions	$	(11,000)

Net cash used by Financing Activities	$	(11,000)
Net cash increase (decrease) in cash	$	14,820
Cash at beginning of year	$	7,292
Cash at end of year	$	22,112

Cash paid during the year

Interest	$	0
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2023

Note 2 – Significant Accounting Policies (continued)

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Investment Banking Fees – consists of corporate advisory services; none to report in 2023.

Placement Fee Income – Placement fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to the annual California LLC tax of $800 plus a gross receipts tax of $900. The income tax expense for the year ended December 31, 2023 was $1,700. The Company is no longer subject to examinations by major tax jurisdictions for years before 2019.

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2023

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and pays rent to the principal in addition to other related expenses such as telephone, fax and internet. Total fees paid to the principal during the year was $11,700.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2023, 100% of fee income was earned from four clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness ($5,226) to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2023, the Company had net capital of $16,886 which was $11,866 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1.

On January 3, 2023, the Company discovered that its Net Capital was below the minimum amount required (SWEA Rule 17a-11 (b) between December 31, 2022 and January 2, 2023 and Net Capital was less that 120% of Required Minimum Net Capital (Early Warning) (SEA Rule 17a-11(c)(3)) from December 31, 2023 to January 2, 2023. The Regulators were notified on August 30, 2023.

Note 7– Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 7, 2024, the date the financial statements were issued and found no reportable subsequent events.

Note 8 – Litigation

Lynx was not involved in any litigation matters in 2023.

Supplemental Information

Lynx Capital, LLC
Schedule I – Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 21,703
Add:	
Other deductions or allowable credits	22,500
Total capital and allowable liabilities	44,203
Deduct:	
Non-allowable assets	(27,317)
Net capital before haircuts on securities positions	16,886
Haircuts on securities (computed, where applicable,	
pursuant to Rule 15c3-1(f)	0
Net capital	$ 16,886

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 5,226
Total aggregate indebtedness	$ 5,226

The accompanying notes rare an integral part of these financial statements

Lynx Capital, LLC
Schedule I – Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 348
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$11,886
Excess net capital at 120%	$10,886
Ratio: Aggregate indebtedness to net capital	.31%

RECONCILIATION WITH COMPANY'S COMPUTATION

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 16,886
Adjustments:	0
Net Capital per audited report	$ 16,886

There were no differences between Audit & Focus filed at December 31, 2023.

Lynx Capital, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 (b)
As of December 31, 2023

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.



February 7, 2024

RE: **Lynx Capital, LLC Exemption Report**

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

Lynx Capital, LLC

Theodore .J. Deutz
President

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Lynx Capital, LLC
Moraga, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Lynx Capital, LLC, stated that Lynx Capital, LLC's, business activities are limited to providing private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services, and that it has not held customer funds or securities and that Lynx Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Lynx Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Lynx Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lynx Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2024